SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25                  ---------------
                                                                SEC FILE NUMBER
                                                                    0-8505
                          NOTIFICATION OF LATE FILING           ---------------
                                                                 CUSIP NUMBER
                                                                  667822 10 0
                                                                ---------------
(Check One):  [X] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K
              [ ] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

              For Period Ended: March 31, 1997
              [ ] Transition Report on Form 10-K
              [ ] Transition  Report on Form 20-F
              [ ] Transition Report on Form 11-K
              [ ] Transition Report on Form 10-Q
              [ ] Transition Report on Form N-SAR
              For the Transition Period Ended: ________________
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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Full Name of Registrant

Northwest Teleproductions, Inc.

Former Name if Applicable

Address of Principal Executive Office (Street and Number)
4000 West 76th Street
City, State and Zip Code
Minneapolis, Minnesota 55435
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PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b)  The subject annual report,  semi-annual  report,  transition report on
[X] Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III - NARRATIVE
State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Following the end of the Registrant's fiscal year, the Registrant negotiated and completed a major refinancing of its bank borrowings. In light of the staff and time required to complete such financing, additional time is now required to provide for adequate preparation and review of the Registrant's year-end report.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Phillip A. Staden            612                   835-6450
     (Name)                   (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is
     no, identify report(s).                                     [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                    [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See attached press release issued July 1, 1997.

                           Northwest Teleproductions, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date July 1, 1997              By /s/ Phillip A. Staden
                                  Phillip A. Staden, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T (ss. 232.201 or ss. 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss. 232.13(b) of this chapter). 551906

                                  NEWS RELEASE

CONTACT:  Phillip A. Staden, CPA                         Minneapolis, Minnesota
          Chief Financial Officer                                  July 1, 1997

          Northwest Teleproductions, Inc. (Nasdaq: "NWTL") reports sales of $2,762,017 and a net loss of $1,081,364 or $.80 per share for the fourth quarter ended March 31, 1997. This compares with sales of $2,686,923 and a net loss of $2,252,173 or $1.62 per share for the fourth quarter of the prior year.

          Sales for the fiscal year ended March 31, 1997 of $11,852,758 resulted in a net loss of $1,455,823 or $1.07 per share. Results for the prior year were sales of $12,509,041 and a net loss of $2,415,977 or $1.73 per share.

          Sales for the fiscal year ended March 31, 1997 decreased 5% from the fiscal year ended March 31, 1996. Cost of products and services sold equaled 97% of total sales in fiscal 1997 as compared to 86% of total sales in fiscal 1996. The increase in the cost of sales rate in fiscal 1997 results from a 5% decline in sales along with a shift in the sales mix to full service production which is characterized with higher direct job costs. Also affecting the increased costs of sales rate in fiscal 1997 was the one-time write-off of capitalized lease deposits, capitalized consultants fees, capitalized costs associated with proprietary programming and infomercials along with a write down of obsolete inventory. The total for these charges was $544,500.

          Operating results for fiscal 1997 include severance and other charges of $161,834. Operating results for fiscal 1996 included a goodwill impairment charge of $1,060,300, settlement and litigation costs of $100,000 and severance and other charges of $443,000.

          "While these results are disappointing, we look forward to improved results in the near future," said John McGrath, President and CEO of Northwest Teleproductions, Inc. "With an entirely new management team and a focus on returning the Company's core competencies to profitability, we are confident of better days ahead. Many changes have been put into place and there is a continuing effort to reduce overhead. We have reduced payroll related expenses and the effect on fiscal 1998 operating results is an estimated $625,000. Hidden in these year-end results is quite a bit of good news. We have in excess of $6,000,000 in order backlog in our Cable and Government Services Divisions. Both divisions are now well aimed at growing markets. In April we completed our refinancing with NationsCredit which provides for an $8,500,000 line of credit. Now that the refinancing is complete and the organization has been streamlined we can begin the process of identifying growth opportunities in the marketplace. Growth is what this is all about. All of these actions make me feel very optimistic about the future. We thank our stakeholders for their continued patience during this turnaround."


                                                                       RESULTS OF OPERATIONS
                                                                       ---------------------
                                                           Three Months Ended           Twelve Months Ended
                                                                March 31                     March 31
                                                       1997            1996            1997              1996
                                                      -----            ----            ----              ----

NET SALES                                          $2,762,017        $2,686,923      $11,852,758     $12,509,041
COSTS AND EXPENSES
     Costs of Products and services sole           $3,578,779        $2,870,728      $11,518,677     $10,733,791
     Selling, general and administrative             $434,152          $891,991       $1,855,691      $2,707,709
     Goodwill impairment charge                                      $1,060,330                       $1,060,330
     Cost of litigation other settlements                                                               $100,000
     Severance and other charges                     $161,834          $443,000         $161,834        $443,000
     Interest                                        $124,944          $123,273         $489,953        $487,770
                                                   ----------        ----------      -----------     -----------
                                                   $4,299,709        $5,389,322      $14,026,155     $15,532,600
                                                   ----------        ----------      -----------     -----------
                                                  ($1,537,692)      ($2,702,399)     ($2,173,397)    ($3,023,559)
                                                   ----------        ----------      -----------     -----------
OTHER INCOME                                          ($1,032)          $11,226          $10,574         $58,582
                                                      --------          -------          -------         -------
INCOME BEFORE INCOME TAX (CREDIT) EXPENSE         ($1,538,724)      ($2,691,173)     ($2,162,823)    ($2,964,977)
INCOME TAX (CREDIT) EXPENSE                         ($457,380)        ($439,000)       ($707,000)      ($549,000)
NET INCOME (LOSS)                                 ($1,081,364)      ($2,252,173)     ($1,455,823)    ($2,415,977)
                                                   -----------     ------------      ------------    ------------
NET INCOME (LOSS) PER SHARE                          ($0.80)           ($1.62)          ($1.07)        ($1.73)
                                                   -----------     ------------      ------------    ------------